UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            Regency Affiliates, Inc.
                            ------------------------
                                (Name of Issuer)

                          Common Stock, $0.40 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    758847107
                                    ---------
                                 (CUSIP Number)

                               Henry F. Schlueter
                          Schlueter & Associates, P.C.
                       1050 Seventeenth Street, Suite 1700
                             Denver, Colorado 80265
                             Telephone: 303-292-3883
                                Fax: 303-296-8880
                        E-mail: 76304.3546@compuserve.com
                        ---------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 4, 1999
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /___/.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 758847 10 7

1    NAME OF REPORTING PERSON
     S.S. OR l.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

     Glas-Aire Industries Group Ltd.

     IRS ID No.: 84-1072256

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) /___/
                                                                       (b) /___/

3    SEC USE ONLY


4    SOURCE OF FUNDS (See Instructions)
     WC and OO

5    CHECKBOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT TO ITEMS
     2(d) or 2(e)                                                           [  ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Nevada

                                  7     SOLE VOTING POWER
                                        4,040,375
          Number of
           Shares                 8     SHARED VOTING POWER
        Beneficially                    0
          Owned by
            Each                  9     SOLE DISPOSITIVE POWER
          Reporting                     4,040,375
           Person
            with                 10     SHARED DISPOSITlVE POWER
                                        0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,040,375

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) /___/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     26.1%

14   TYPE OF REPORTING PERSON (See Instructions)
     CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1. Security and Issuer
---------------------------

     This Schedule 13D relates to the Common Stock, $0.40 par value (the "Common Stock"), of Regency Affiliates, Inc., a Delaware corporation ("Regency"). Regency maintains its principal place of business at 729 South Federal Highway, Suite 307, Stuart, Florida 34994.

Item 2. Identity and Background
-------------------------------

(a) This statement on Schedule 13D is filed by Glas-Aire Industries Group Ltd., a Nevada corporation ("Glas-Aire"). Glas-Aire designs, develops, manufactures and sells sunroof wind deflectors, hood protectors and rear air deflectors for cars, light trucks and vans. Glas-Aire's principal business and executive office address is 37 Grandview Highway, Vancouver, B.C., Canada V5M 2E9.

     Pursuant to General Instruction C of Schedule 13D, the executive officers and directors of Glas-Aire and of Regency Affiliates, Inc., the person controlling Glas-Aire, (collectively, the "Instruction C Persons") and the information specified in sections (a) through (f) of this Item 2 with respect to each Instruction C Person, are as follows:


-----------------------------------------------------------------------------------------------------------------------------
                              Position with                Business               Name of           Nature of
       Name                    Glas-Aire                    Address              Employer           Business     Citizenship
-----------------------------------------------------------------------------------------------------------------------------
Alex Y.W. Ding         President, Chief Operating    37 Grandview Highway       Glas-Aire        Manufacturing     Canadian
                         Officer, Treasurer and        Vancouver, B.C.,         Industries
                                Director                Canada V5M 2E9          Group Ltd.

William R.                   Chief Executive        729 South Federal Hwy.       Regency           Diversified       U.S.
Ponsoldt, Sr.              Officer and Chairman             Suite 307         Affiliates, Inc.        Company
                        of the Board of Directors      Stuart, FL 34994

Omer Esen                General Manager, Vice      37 Grandview Highway        Glas-Aire        Manufacturing     Canadian
                        President of Operations,       Vancouver, B.C.,         Industries
                           Secretary and Chief          Canada V5M 2E9          Group Ltd.
                            Financial Officer

Chris G. Mendrop                Director               1860 Blake Street        Blake Street       Financial         U.S.
                                                           Suite 500             Group LLC         Consulting
                                                       Denver, CO 80202

Marc H. Baldinger               Director             850 Lighthouse Drive        Riverside          Financial        U.S.
                                                   Palm City, Florida 34990    National Bank        Services

Todd Maynard Garrett            Director               201 Marsala Drive      Cruttenden Roth,      Financial        U.S.
                                                    Newport Beach, CA 92660    Incorporated         Services

Craig Grossman                  Director            7500 East Arapahoe Road       On-Line            Retail          U.S.
                                                           Suite 101        Mortgage Services,      Mortgage
                                                      Englewood, CO 80112          Inc.              Broker



-----------------------------------------------------------------------------------------------------------------------------
                              Position with                Business               Name of           Nature of
       Name                     Regency                     Address              Employer           Business     Citizenship
-----------------------------------------------------------------------------------------------------------------------------

William R.             President, Chief Executive   729 South Federal Hwy.        Regency          Diversified       U.S.
Ponsoldt, Sr.             Officer and Chairman             Suite 307         Affiliates, Inc.        Company
                        of the Board of Directors      Stuart, FL 34994

Stephanie Carey                 Director                West Bay Street           Bradley          Investment      Bahamas
                                                       P.O. Box CB10985         Management         Management
                                                        Nassau, Bahamas       (Bahamas) Ltd.

Martin J. Craffey               Director               58 Mainsail Drive       Self-Employed       Real Estate       U.S.
                                                      Patchogue, NY 11772                            Broker

Larry J. Horbach                Director             1869 South 120th St.     Gateway Energy       Oil and Gas       U.S.
                                                        Omaha, NE 68144            Corp.

William R. Ponsoldt, Jr.        Director            770 S.W. Lighthouse Dr.   Warner, Fox et     Legal Profess.      U.S.
                                                      Palm City, FL 34990     al., attorneys          Assn.

Pamlyn Kelly, Ph.D.             Director             10 Winged Foot Drive     Human Resource      Psychological      U.S.
                                                       Novato, CA 94949          Concepts           Practice

Frederic R. Lowe                Director          1345 Avenue of the Americas  Smith, Barney       Investments       U.S.
                                                          21st Floor
                                                      New York, NY 10105

Douglas F. Long              Chief Financial       13377 S, Indian River Dr.     Regency           Diversified       U.S.
                                 Officer            Jensen Beach, FL 34957   Affiliates, Inc.        Company

Eunice M. Antosh                Secretary             802 County Road "N"        Regency           Diversified       U.S.
                                                        Yutan, NE 68073      Affiliates, Inc.        Company

Marc H. Baldinger               Director             850 Lighthouse Drive        Riverside          Financial        U.S.
                                                   Palm City, Florida 34990    National Bank        Services


(d) and (e) During the last five years, neither Glas-Aire nor any Instruction C Person has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
---------------------------------------------------------

     On July 30, 1999, pursuant to a Purchase Agreement dated July 7, 1999, Glas-Aire acquired 594,000 shares of the $0.40 par value common stock of Regency from Mr. Edward Gatz in exchange for 144,000 newly issued shares of Glas-Aire's $0.01 par value common stock. In addition, on July 30, 1999, pursuant to a Purchase Agreement dated July 7, 1999, Glas-Aire acquired 594,000 shares of the $0.40 par value common stock of Regency from Ms. Helen Gatz in exchange for 144,000 newly issued shares of Glas- Aire's $0.01 par value common stock. On August 4, 1999, pursuant to a Stock Purchase and Exchange Agreement executed on August 4, 1999, 2,852,375 shares of Regency's $0.40 par value common stock were delivered to Glas-Aire. The consideration exchanged for the common stock was cash in the amount of $1,968,000 and 86,000 shares of Glas-Aire's $0.01 par value common stock, valued at $3.63 per share. The $1,968,000 cash was obtained from working capital of Glas-Aire.

Item 4. Purpose of Transaction
------------------------------

     The transactions described herein were undertaken for the purpose of acquiring control of Regency.

     Pursuant to the instructions for sections (a) through (j) of Item 4, Glas-Aire has plans as follows:

     (a) Depending upon market conditions and other factors that they may deem material, Glas-Aire or other Instruction C Persons may purchase additional shares of common stock or related securities of Regency in open market or privately negotiated transactions or otherwise.

     (b) Glas-Aire may consider, but has no present plans or proposals to cause Regency or any of its subsidiaries to enter into extraordinary corporate transactions such as a merger, reorganization or liquidation.

     (c) Glas-Aire may consider, but has no present plans or proposals to cause Regency or any of its subsidiaries to sell or transfer a material amount of assets.

     (d) Glas-Aire may consider, but has no present plans or proposals to cause a change in the present board of directors or management of Regency.

     (e) Glas-Aire may consider, but has no present plans or proposals to cause a material change in the present capitalization or dividend policy of Regency.

     (f) Glas-Aire may consider, but has no present plans or proposals to cause any other material change to the business or corporate structure of Regency.

     (g) Glas-Aire may consider, but has no present plans or proposals to cause a change in the charter or bylaws of Regency or to take other actions which impede the acquisition of control of Regency by any person.

     (h) Glas-Aire may consider, but has no present plans or proposals to cause the common stock of Regency to be to cease to be quoted on the NASDAQ Electronic Bulletin Board.

     (i) Glas-Aire may consider, but has no present plans or proposals to cause a class of securities of Regency to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

     (j) Neither Glas-Aire nor any Instruction C Person has any present plans or proposals to take any action similar to any of those enumerated in (a) through
(i), above.

Item 5. Interest in Securities of the Issuer
--------------------------------------------

(a) As of the close of business on August 4, 1999, Glas-Aire and the other Instruction C Persons beneficially owned an aggregate of 5,056,117 shares (or approximately 32.7% of the outstanding shares) of Regency's $0.40 par value common stock as follows:

                    Holder                 Number of Shares    Percent
                    ------                 ----------------    -------

             Glas-Aire Industries Group Ltd.   4,040,375        26.1%
             Larry J. Horbach                    363,397(1)      2.3%
             Pamelyn Kelly                       100,000         0.6%
             Donald D. Graham                    490,000         3.2%
             Eunice M. Antosh                     62,345         0.4%
                                               ---------        -----

             Total                             5,056,117        32.7%

----------

(1) An irrevocable proxy with respect to these shares, so long as the shares are held by Mr. Horbach, was given to a proxy committee of the board of directors of Regency.

(b) Except as indicated in (a), above, to the best knowledge and belief of the undersigned, Glas-Aire and the other Instruction C Persons have sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of, the above-listed shares of Common Stock of Regency.

(c) To the best knowledge and belief of the undersigned, no transactions involving Regency equity securities have been engaged in by Glas-Aire, its directors, executive officers, controlling persons, affiliates or subsidiaries, or by any associates of said parties, within the sixty (60) days preceding the filing of this Schedule 13D, except as follows:

          Glas-Aire acquired 594,000 shares of Regency common stock pursuant to a Purchase Agreement dated July 7, 1999, in exchange for 144,000 shares of Glas-Aire common stock, valued at $3.63 per share, in a private transaction.

          Glas-Aire acquired an additional 594,000 shares of Regency common stock pursuant to a second Purchase Agreement dated July 7, 1999, in exchange for 144,000 shares of Glas-Aire common stock, valued at $3.63 per share, in a private transaction.

          Glas-Aire acquired 2,852,375 shares of Regency common stock pursuant to a Stock Purchase and Exchange Agreement dated August 4, 1999, for an aggregate consideration of $1,968,000 in cash plus 86,000 newly issued shares of Glas-Aire common stock, valued at $3.63 per share, in a private transaction.

(d) To the best knowledge and belief of the undersigned, no person other than Glas-Aire has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)  Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
--------------------------------------------------------------------------------

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of Regency, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits
----------------------------------------

       Exhibit             Description
       -------             -----------

          A    Purchase   Agreement   dated  July  7,  1999  between   Glas-Aire
               Industries Group Ltd. and Dr. Edward E. Gatz

          B    Purchase   Agreement   dated  July  7,  1999  between   Glas-Aire
               Industries Group Ltd. and Helen Jeanne Gatz

          C Stock Purchase and Exchange Agreement dated August 4, 1999 between Regency Affiliates, Inc. and Glas-Aire Industries Group Ltd.

Signature
---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17,1999                        Signature:

                                             GLAS-AIRE INDUSTRIES GROUP LTD.


                                             By: /s/ Alex Y.W. Ding
                                             ----------------------
                                             Alex Y.W. Ding, President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)